Exhibit 10.2

December 19, 2008

Mr. Peter S. Ho

President and Chief Banking Officer

Bank of Hawaii

130 Merchant Street

Honolulu, Hawaii  96813

Dear Peter:

Congratulations and thank you for the great leadership you gave Bank of Hawaii in 2008.  In recognition of your performance and your commitment to help lead Bank of Hawaii in the future, the Human Resources and Compensation Committee (the “Committee”) of the Board of Directors of Bank of Hawaii Corporation (the “Company”) has granted you an award of $1,250,000.00 (the “Grant”).  The Grant will be paid in a lump sum on December 22, 2008 (provided you have signed and returned this letter) with the expectation that you use a substantial portion of the Grant to increase your holding of the Company’s common stock.  The Grant will be subject to the following terms and conditions:

1.               Withholding.  The Grant shall be subject to the satisfaction of applicable federal, state and local tax withholding requirements.

2.               Retirement, Welfare and Severance Benefits.  The Grant will not be included as (a) “compensation” for purposes of computing your benefits under the Company’s retirement plans (both qualified and nonqualified) or welfare benefit plans, unless such plan expressly provides that such compensation shall be taken into account in computing benefits, or (b) bonus compensation for purposes of computing your severance benefits under the Change-In-Control Plan.  For the sake of clarity, the Grant will not be taken into account with respect to calculating benefits under the Bank of Hawaii Retirement Savings Excess Benefit Plan.

3.               Term.  The Grant comes with the expectation that you continue to help lead the Bank of Hawaii.  If your employment terminates prior to January 1, 2013 (except as provided in Section 4), you agree to repay a pro-rata portion (after tax) of the Grant, based on the remaining days in the four year term ending on December 31, 2012.

4.               Termination Due to Death, Disability or Change-in-Control.  The terms of Section 3 will not apply, if your employment with the Company is terminated at any time:

a.               By the Company without Cause as defined in the Bank of Hawaii Corporation Change-In-Control Retention Plan as currently in effect (the “Change-In-Control Plan”) or by you for Good Reason as defined in the Change-In-Control Plan; or

b.              Due to your death or disability (as defined in the Change-In-Control Plan).

5.               Miscellaneous.  The Company and its affiliates shall be entitled to set-off any amount that you owe under this agreement against any amount owed to you by virtue of your employment, your termination of employment, any commercial or banking relationship or otherwise, except to the extent doing so would result in a violation Section 409A of the Internal Revenue Code of 1986, as amended.

This letter agreement sets forth the final and entire agreement between you, the Committee and the Company with respect to the Grant, and shall be governed by and shall be construed in accordance with the laws of the State of Hawaii.

If you agree to the terms of your Grant as set forth above, please sign this letter where indicated below and return it to me no later than December 22, 2008.

Sincerely,

BANK OF HAWAII CORPORATION

By:

Agreed to by:

Peter S. Ho	Date